05/12/20

Sunjoined LLC
Profit and Loss by Class
January through December 2019

	Sunjoined	TOTAL
Ordinary Income/Expen...		
Income		
Brokering	17,950.00	17,950.00
Revenue	27,650.00	27,650.00
Sales Discount	-4,551.65	-4,551.65
Total Income	41,048.35	41,048.35
Cost of Goods Sold		
Cost of Goods Sold	25,746.85	25,746.85
Total COGS	25,746.85	25,746.85
Gross Profit	15,301.50	15,301.50
Expense		
Bank Service Charges	93.03	93.03
Business License Fees	50.00	50.00
Internet Services	116.80	116.80
License Fees	48.25	48.25
Marketing	528.25	528.25
Meals and Entertainm...	582.40	582.40
Professional Fees	15,184.90	15,184.90
Supplies	33.72	33.72
Travel	1,674.40	1,674.40
Utilities	113.23	113.23
Total Expense	18,424.98	18,424.98
Net Ordinary Income	-3,123.48	-3,123.48
Net Income	-3,123.48	-3,123.48

05/12/20

Sunjoined LLC
Balance Sheet Standard
As of December 31, 2019

	Dec 31, '19
ASSETS	
Current Assets	
Checking/Savings	
Forcht Bank	182,939.60
Total Checking/Savings	182,939.60
Other Current Assets	
Cash	10.00
Inventory Asset	2,182.65
Business Loan	40,471.00
Prepaid Rent Expense	10,500.00
Short Term Loans	467.53
Total Other Current As...	53,631.18
Total Current Assets	236,570.78
TOTAL ASSETS	236,570.78
LIABILITIES & EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable	5,582.50
Total Accounts Payable	5,582.50
Credit Cards	
Business Card-CW	3,542.33
Total Credit Cards	3,542.33
Total Current Liabilities	9,124.83
Total Liabilities	9,124.83
Equity	
Capital Accounts	50.00
Equity	247,857.45
Net Income	-20,461.50
Total Equity	227,445.95
TOTAL LIABILITIES & EQU...	236,570.78

Sunjoined LLC
Statement Of Cash Flows
January through December 2019

	Jan - Dec '19
OPERATING ACTIVITIES	
Net Income	-3,123.48
Adjustments to reconcile Net Income to net cash provided by operations:	
Accounts Receivable	-41,048.35
Inventory Asset	10,896.85
Business Loan:Wilsondom LLC	8,200.00
Quick Loans:Wilsondom LLC	2,350.00
Net cash provided by Operating Acti...	-22,724.98
Net cash increase for period	-22,724.98
Cash at end of period	-22,724.98